CUSIP No. 784933103	Page 1 of 6 Pages

UNITED STATES
Securities and exchange commission

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

SPAR Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

784933103
(CUSIP Number)

Robert G. Brown

333 Westchester Avenue, South Building, Suite 203

White Plains, NY 10604

(914) 332-4100
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 6, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784933103	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Robert G. Brown, individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,686,018
	8	SHARED VOTING POWER 1,230,900*
	9	SOLE DISPOSITIVE POWER 5,686,018
	10	SHARED DISPOSITIVE POWER 1,230,900*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,206,611**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.1%**
14	TYPE OF REPORTING PERSON IN

*	Includes 1,109,625 shares of Common Stock held in the Defined Benefit Pension Trust of SP/R, Inc. (f/k/a SPAR Burgoyne, Inc.) maintained for the benefit of the Reporting Person (the “Trust”). The Reporting Person is not a trustee of the Trust and disclaims beneficial ownership of the shares of Common Stock held in the Trust.
**	Includes 5,289,693 shares of Common Stock of SPAR Group, Inc. (the “Company”) beneficially owned by William H. Bartels, Vice Chairman and a member of the Company’s Board of Directors (the “Board”). The Reporting Person may act in concert with Mr. Bartels with respect to certain matters, which are discussed in Item 4 of this Schedule 13D/A. As a result, the Reporting Person and Mr. Bartels may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder. The group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock of the Company beneficially owned by the Reporting Person and all of the shares of Common Stock of the Company beneficially owned by Mr. Bartels. However, the Reporting Person expressly disclaims beneficial ownership of the 5,289,693 shares beneficially owned by Mr. Bartels. Mr. Bartels expressly retains sole voting and dispositive power over such 5,289,693 shares, and the Reporting Person has neither sole nor shared voting or dispositive power over such 5,289,693 shares. Mr. Bartels has filed a separate Schedule 13D with respect to his interests.

CUSIP No. 784933103	Page 3 of 6 Pages

SCHEDULE 13D/A

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the information set forth in the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on July 19, 1999 (the “Original Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Stock”), of SPAR Group, Inc., a Delaware corporation (the “Company”), as amended by Amendment No. 1 to the Original Schedule 13D, filed by the Reporting Person with the SEC on June 1, 2018 (the Original 13D, as amended by Amendment No. 1, the “Schedule 13D”). The address of the principal executive offices of the Company is 333 Westchester Avenue, South Building, Suite 204, White Plains, New York 10604. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

As of the date of this Amendment, the Reporting Person may be deemed to beneficially own, in the aggregate, 12,206,611 shares of the Common Stock of the Company, which represents approximately 59.1% of the outstanding Common Stock of the Company. The percentages in this Amendment are calculated based upon 20,647,704 outstanding shares of Common Stock as of May 7, 2018, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed with the SEC on May 15, 2018.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person, alone or in conjunction with Mr. Bartels, has determined from time to time, to engage with the Company’s Board of Directors (the “Board”) and to take actions in his capacity as a significant stockholder to strengthen the Company’s corporate governance. Under the Company’s by-laws, the Reporting Person and Mr. Bartels, together as owners of more than a majority of the Company’s outstanding Common Stock, have the right to call special meetings of stockholders and to take action by written consent in lieu of a meeting.

On August 6, 2018, the Reporting Person and Mr. Bartels (the “Stockholders”) delivered an action by written consent of stockholders, executed on August 6, 2018, pursuant to which the Stockholders resolved to adopt amendments to the Company’s by-laws (the “By-law Amendments”). The following is a summary of the By-law Amendments:

•	Add new Section 3.12 to the by-laws providing that the Board shall not take any of the following actions (or delegate its authority, or enter into any agreement, to take such actions) without the approval of at least 75% of the directors then in office (“Supermajority Approval”) at a meeting for which 20 business days prior notice was given to all directors stating the purpose thereof: (i) issue, transfer or sell more than 500,000 shares of Common Stock (or securities convertible into or exercisable or exchangeable for 500,000 shares of Common Stock) in one or a series of related transactions; (ii) authorize, issue, transfer or sell shares of preferred stock or any security convertible into or exercisable or exchangeable for preferred stock; (iii) declare any dividend on the shares of capital stock of the Company (other than solely cash dividends); or (iv) amend, restate, repeal or replace the by-laws, as amended by the By-law Amendments, or adopt, amend or restate new by-laws, in whole or in part. Under new Section 3.12, no committee of the Board may exercise the power or authority of the Board with respect to any actions that require Supermajority Approval.

CUSIP No. 784933103	Page 4 of 6 Pages

•	Add new Section 4.02(e) to the by-laws to provide that the Board may not take any of the following actions without Supermajority Approval: form or authorize any Board committee, expand the authority of any Board committee, remove a director from a Board committee, appoint a director to serve as a member or alternate member of any Board committee or authorize any Board committee to create a subcommittee of such committee. For the avoidance of doubt, the amendment described in the foregoing sentence is not intended to (i) eliminate any Board committee or subcommittee formed prior to the adoption of the By-law Amendments under the DGCL or (ii) eliminate or modify any authority delegated to any such committee or subcommittee pursuant to any resolution adopted by the Board or Board committee prior to the adoption of the By-law Amendments under the DGCL.

•	Amend Section 3.01 to fix the size of the Board at a total of seven directors and provide that future changes to the Board’s size shall be fixed from time to time exclusively by the stockholders of the Company (except as provided in amended Section 3.11).

•	Amend Section 3.04 of the by-laws to provide that any vacancy or newly created directorship occurring for any reason, with the exception of death and directors appointed in accordance with amended Section 3.11, will be filled exclusively by a vote of the Company’s stockholders.

•	Amend Section 3.11 of the by-laws to delete the requirement that a majority of the Board be independent directors whether or not required by applicable law and to add new language providing that the Board may increase the size of the Board from time to time and fill the resulting newly created directorships but only to appoint to the Board a nominee (including without limitation a nominee who is “independent” for purposes of applicable law) who is approved in advance by the holders of a majority of the outstanding Common Stock.

•	Amend the advance notice provision in Section 2.11(b) of the by-laws to provide that, for any business, director nominee or proposal to be properly brought before an annual meeting by a stockholder, notice of such business, nominee or proposal must be delivered to the Company not later than the 60th day prior to the first anniversary of the preceding year’s annual meeting, assuming the date of the annual meeting is not more than 30 days before or after such anniversary date. Under the current by-laws any such notice would need to be delivered no less than 120 calendar days prior to the first anniversary of the date the proxy statement for the prior year’s annual meeting was released to stockholders.

•	Provide in Section 3.05(c) of the by-laws that any notice of a special meeting of the Board must state the date, time and a description of the business to be transacted at such meeting.

CUSIP No. 784933103	Page 5 of 6 Pages

•	Add a forum selection provision in new Section 10.09 of the by-laws establishing the Court of Chancery of the State of Delaware (the “Chancery Court”) (or if such court does not have jurisdiction, the Superior Court of the State of Delaware, or if such other court does not have jurisdiction, the U.S. District Court for the District of Delaware) for all claims, including claims in the right of the Company, (i) that are based upon a violation of a duty of a current or former director or officer or stockholder in such capacity or (ii) as to which the Delaware General Corporation Law (“DGCL”) confers jurisdiction upon the Chancery Court, unless the Company (exclusively by Supermajority Approval) consents in writing to the selection of an alternative forum.

•	Amend Sections 3.06(c) and 4.06(c) of the by-laws regarding the required vote for actions taken at Board and Board committee meetings and Section 8.01 of the by-laws regarding record dates. These amendments make these sections consistent with the relevant provisions of the DGCL.

The written consent delivered by the Stockholders on August 6, 2018 represents approximately 44% of the Company’s outstanding Common Stock. The Stockholders intend to deliver executed written consents representing approximately 8% of the Company’s outstanding Common Stock, which shares the Stockholders hold in street name, as soon as practicable, but no later than 60 days after August 6, 2018. Cede & Co., as nominee of The Depository Trust Company, is the record holder of these remaining shares. Under DGCL Section 228, the By-law Amendments will not be effective until written consents representing greater than a majority of the outstanding Common Stock are delivered to the Company. Until delivery of the remaining written consents, the Stockholders intend to engage with the Board regarding adoption of the By-law Amendments or the adoption of a modified version mutually agreeable to both the Board and the Stockholders.

The written consent delivered by the Stockholders on August 6, 2018 follows an earlier written consent delivered by the Stockholders on June 29, 2018 resolving to remove Mr. Lorrence Kellar from the Board and to elect and appoint Mr. Jeffrey Mayer as a director to fill the resulting vacancy.

Except as otherwise set forth in this Item 4, the Reporting Person (alone or in conjunction with other stockholders of the Company) currently has no plan or proposal which relates to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D; provided, such plans or proposals may have been considered, and may from time to time hereafter be considered. The Reporting Person may also acquire or dispose of Company securities in the ordinary course.

CUSIP No. 784933103	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned, Robert G. Brown, hereby certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: August 6, 2018

/s/ Robert G. Brown
Robert G. Brown